

NEWS RELEASE

Orla Mining Reports First Quarter 2026 Gold Production
Company on track to achieve production guidance

Vancouver, BC – April 13, 2026 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an operational update for the first quarter ended March 31, 2026. Orla remains on track to meet its full year consolidated gold production guidance range of 340,000–360,000 ounces.

(All amounts expressed in millions of US dollars, as at March 31, 2026, and are unaudited)

First Quarter Operational Update

Total Gold Production & Sales		Q1 2026
Total Gold Produced	oz	81,206
Total Gold Sold	oz	81,540
Musselwhite, Canada		
Ore Milled	tonnes	332,822
Milled Ore Gold Head Grade	g/t	6.29
Gold Produced	**oz**	**62,985**
Gold Sold	**oz**	**64,104**
Camino Rojo, Mexico		
Ore Stacked	tonnes	1,828,000
Stacked Ore Gold Grade	g/t	0.59
Gold Produced	**oz**	**18,221**
Gold Sold	**oz**	**17,436**

"2026 was always going to be a catalyst-rich year, and the opening months have not disappointed. We delivered the updated feasibility study at South Railroad, completed the PEA for the Camino Rojo underground project, secured the final permits for the open-pit expansion, delivered exciting exploration results in Canada, and generated strong production start from both our sites, all representing meaningful milestones across our portfolio. We are proud of our team in all three nations who contributed to all these successes giving us real confidence for the remainder of 2026."

- Jason Simpson, President and Chief Executive Officer, Orla Mining

Musselwhite Operations

During the quarter, Musselwhite mined 333,495 tonnes of ore and processed 332,822 tonnes at a mill head grade of 6.29 g/t gold. Gold recovery was 95.91% resulting in gold production of 62,985 ounces.

Musselwhite completed 3,437 metres of lateral development. 367 metres of the completed lateral development was attributed to the advance of the 1080 exploration drift. The 1080 exploration drift is being used to provide platforms for underground diamond drilling in the PQ Extensions area with the objective to continue growing reserves and resources in the extension of the Mine Trend. During the



quarter, 2,300 metres of reserve, 9,200 metres of resource, 5,300 deep directional, and 2,700 metres of brownfields drilling were completed. All drilling programs continue to produce encouraging results.

Camino Rojo Operations

During the quarter, Camino Rojo mined over 2,024,832 million tonnes of ore and nearly 2,326,082 million tonnes of waste, for an implied strip ratio of 1.15. A total of 1,828,000 million tonnes of ore were stacked at an average grade of 0.59 g/t gold equating to an average daily stacking rate of about 20.3 thousand tonnes.

As noted in the March 18, 2026, press release, the Company received the environmental permit (Manifestación de Impacto Ambiental, "MIA") from Mexico's Secretariat of Environment and Natural Resources ("SEMARNAT") for its Camino Rojo Mine in Zacatecas, Mexico ("Camino Rojo"). With this approval, Orla now has all the permits necessary, including the Change of Land Use approval, to mine the remainder of the oxide open-pit, including the layback area.

Liquidity Position

At March 31, 2026, Orla's cash and debt positions were $427.3 million and $331.3 million, respectively resulting in a net cash position of $96.0 million[1].

Cash position – March 31, 2026	$427.3 million
Debt	($331.3) million
Net Cash[1]	**$96.0 million**

First Quarter 2026 Conference Call

Orla expects to release its first quarter 2026 operating and financial results on May 8, 2026, and will host a conference call on May 11, 2026, at 10:00 AM, Eastern Time, to provide a corporate update.

Dial-In Numbers / Webcast:

North American - Toll-Free:	+1 833 461 5787
USA / International Toll:	+1 585 542 9983
Canada - Toll-Free:	+1 365 657 4084
Conference ID:	**581323587**
Webcast:	https://orlamining.com/investors/

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, who is the Qualified Person as defined under NI 43-101 standards.

About Orla Mining Ltd.

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[1] *Net Cash (Debt) is a non-GAAP measure. See the "Non-GAAP Measures" section of this news release for additional information.*



Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced close to 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
investor@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP"). In this section, all currency figures in tables are in millions.

Net Cash (Debt)

Net cash (debt) is calculated as cash and cash equivalents and short-term investments less total debt at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that net cash is useful in evaluating the Company's leverage and is also a key metric in determining the cost of debt.

NET CASH	March 31, 2026	Dec 31, 2025
Cash and cash equivalents	$ 427.3	$ 420.8
Debt	(331.3)	(385.0)
NET CASH	$ 96.0	$ 35.8

Preliminary Financial Results

The financial results contained in this news release for the three-month period ended March 31, 2026 are preliminary. Such results represent the most current information available to the Company's management, as the Company completes its financial procedures. The Company's audited consolidated financial statements for such period may result in material changes to the financial information contained in this news release (including by any one financial metric, or all of the financial metrics, being below or above the figures indicated) as a result of the completion of normal accounting procedures and adjustments.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the



Company meeting its consolidated gold production guidance; exploration objectives, including growing reserves and resources; mining of the layback area; and the Company's goals and strategies.

Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepay; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; tailings risks; reclamation costs; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies and preliminary economic assessments; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2026, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.